GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278



CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/0917/05/LTR

16 May 2005


05008155

The U.S. Securities & Exchange (
450 Fifth Street, N.W.
Room 3099 Office of International
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcement dated:

- 5 May 2005 (*Subsidiary's Trading Update and Results for the Three Months Ended 31 March 2005*);
- 12 May 2005 (*Proposed Sale of Property Unit at City Square Residences*); and
- 13 May 2005 (*Unaudited First Quarter Financial Statement for the Period Ended 31 March 2005*)

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)

Ms Catherine Loh (without enclosures)

EL/kw

36 Robinson Road
#20-01 City House



Miscellaneous	
* Asterisks denote mandatory information	
Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	05-May-2005 17:09:56
Announcement No.	00030

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Subsidiary's Trading Update And Results For The Three Months Ended 31 March 2005
Description	We attach herewith a copy of the subject announcement released by our subsidiary, Millennium & Copthorne Hotels plc, on 5 May 2005 for your information.



Attachments: MILLQ105.pdf
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5 May 2005

MILLENNIUM & COPTHORNE HOTELS PLC
TRADING UPDATE AND RESULTS FOR THE THREE MONTHS ENDED
31 MARCH 2005

Millennium & Copthorne Hotels plc today provides a trading update and results for the three months ended 31 March 2005. The results presented today represent first time adoption of International Financial Reporting Standards ('IFRS'). Accordingly 2004 comparatives have been restated. Full details of the transition to IFRS can be found in appendix A(b).

Group results - IFRS

- Like for like turnover* increased by £3.9m to £129.5m (2004 restated: £125.6m)
- Group turnover increased to £129.5m (2004 restated: £ 127.0m)
- Like for like* operating profit before other operating income and expenses £13.4m (2004 restated: £12.2m)
- Hotel operating profit increased to £15.8m (2004 restated: £14.4m)
- Pre-exceptional profit before tax increased to £7.5m (2004 restated: £4.0m)
- Exceptional £12.8m profit contribution from settlement of Millenium Hilton insurance dispute
- Post-exceptional profit before tax £20.3m (2004 restated: £4.5m)

Group results – UK GAAP (for information only)

- Like for like turnover* £128.9m (2004: £125.2m)
- Group turnover £128.9m (2004: £126.6m)
- Like for like* operating profit before other operating income and expenses £13.5m (2004: £13.1m)
- Hotel operating profit £16.1m (2004: £14.7m)
- Pre-exceptional profit before tax £7.8m (2004: £5.1m)

* Like for like turnover and operating profit before other operating income and expenses exclude rental income from Birkenhead Shopping Centre and Marina (£1.4m and £0.8m respectively), which were disposed of in November 2004

Overview

- RevPAR increases in all regions – Group RevPAR in constant currency up 4.4% compared to equivalent period in 2004
- Group occupancies increased to 70.2% (2004: 68.7%)
- Average rate increased to £58.23 (2004: £56.97 in constant currency)
- 8 new management contracts across three continents

Commenting today, Mr Kwek Leng Beng, Chairman said:

"Although still early in the Group's financial year, the Group's hotel performance for the first quarter of 2005 reflects steady progress with an improved performance in New York. We continue to look for ways to grow our business and are pleased to have signed eight new management contracts in the quarter , including two 5-star Millennium management contracts to manage a hotel in Bangkok and one in Sharm el Sheikh."

Enquiries:

Tony Potter, Group Chief Executive	020 7872 2444
David Cashman, Group Chief Financial Officer	020 7872 2444
Millennium & Copthorne Hotels plc	
Nick Claydon/Kate Miller/Ruban Yogarajah	020 7404 5959
Brunswick Group Limited	

MILLENNIUM & COPTHORNE HOTELS PLC TRADING UPDATE AND RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2005

Overview

Hotel trading in 2005 saw increased revenues and RevPAR. Group RevPAR for the quarter was £40.88, a 4.4% quarter on quarter improvement at constant rates of exchange. Group occupancies for the period increased to 70.2% compared to 68.7% in the equivalent period in 2004.

Revenues and profits from our non-hotel divisions have declined, mainly due to the sale of the Birkenhead shopping centre and marina in the last quarter of 2004. Due to timing differences, sales within our land bank in New Zealand slowed in comparison to 2004. We expect full recovery by the fourth quarter.

For the three months to 31 March, like for like turnover increased to £129.5m (2004 restated, and excluding Birkenhead shopping centre and marina: £125.6m). Like for like operating profit before other operating income and expenses increased to £13.4m (2004 like for like restated: £12.2m).

In March the Group settled the September 11 2001 Business Interruption/Property damage insurance claim regarding the Millenium Hilton for US$85.0m. The final proceeds received in 2005 of US$25.0m (£12.8m) are disclosed within other operating income.

As a result, Group operating profit was £26.2m (2004 restated: £13.5m) and profit before tax increased £15.8m to £20.3m (2004 restated: £4.5m).

Summary of performance

Although still early in the Group's financial year, the Group's hotel performance for the first quarter of 2005 reflects steady progress with an improved performance in New York. The following comments are all based on constant currency exchange rates.

In New York, the aggressive approach to rate enhancement we adopted last year has continued. Rate has increased to £102.86 (2004: £90.47) at the expense of 0.8 percentage points in occupancy. This resulted in a 12.5% increase in RevPAR for the quarter. This has been the major contributor to the return to a hotel operating profit contribution of £0.7m (2004: loss £0.7m) in the first quarter.

Revenue growth in Regional US was driven by occupancy, up 5.6 percentage points, with a fall in rate of £3.32 to £44.30. The resultant RevPAR was up 2.8% to £26.00 (2004: £25.29). Whilst our management focus is showing a positive effect, the full benefits of the changes we have instigated will take some time to come through.

London occupancy in the first quarter was 7.8 percentage points ahead of 2004. As a result of the occupancy improvement and positioning of Easter, which contained lower rated leisure business, the room rate was as a consequence £1.28 behind 2004 at £75.79 (2004: £77.07). RevPAR was £4.96 ahead of last year at £62.53 (2004: £57.57). Hotel profit was marginally down on last year due to one off rate refunds across all London properties of £0.5m in 2004 and the aforementioned timing of Easter which impacted the last two weeks of March.

Within the Rest of Europe, RevPAR growth for Regional UK properties was up 5.9%, based on both increased occupancies and average rates. In France and Germany, RevPAR fell by 5.1% with all four properties experiencing occupancy declines.

Our senior management team has been further strengthened by the appointment of Dinky Puri, an experienced international hotelier, as President of Millennium Hotels in Europe. This appointment adds to

previous announcements made with respect to the strengthening of our management team in Europe and gives the Group the opportunity to enhance performance in this region for the remainder of the year.

Following on from the large Asian occupancy increases in 2004, the rate increases which started in the final quarter of 2004 continued in 2005. All hotels in the region increased their rate leading to an overall increase to £49.15 (2004: £46.02), up 6.8%. The Orchard hotel, our largest contributor in Singapore, is still undergoing a full 346 room refurbishment in one of its two towers. More than 12,000 room nights were lost in the first quarter due to this work and this was the primary reason for the small shortfall in occupancy this quarter. A further 3,000 room nights are expected to be lost in the second quarter. This will leave 96 club rooms to be refurbished in the final quarter, the majority of which is expected to be finished by the autumn of this year.

New Zealand continues to improve. There has been full year RevPAR growth, at constant rates of exchange, since our acquisition of this portfolio in 1999. This growth was repeated this quarter with RevPAR increasing 3.9% from £34.49 to £35.83. This was rate driven, with a small fall in occupancy.

Our non-hotel operations saw a reduction of £2.0m in revenue and £0.5m in operating profit . The main factor being the Birkenhead shopping centre and marina which was sold last November.

Management Contracts

We have signed, in the first quarter, two landmark, 5-star Millennium management contracts. The first is to operate a 328 bedroom hotel in Bangkok, Thailand, scheduled to open in December 2007. The second is to operate a luxury hotel resort and residence in Sharm el Sheikh for 350 hotel bedrooms and 92 duplex apartments (scheduled to open in late 2006/early 2007).

In the UK, we are pleased to confirm that we have signed a contract with Marine Development Limited to manage a 200 bedroom 4-star luxury Millennium Hotel located in Ocean Village on the waterfront in Southampton, scheduled to open in 2007.

Following our announcement last year of a separate team to focus on Copthorne, we have also signed a management contract for a new Copthorne hotel in Reading, the 83 bedroom Kirtons Farm property close to the M4. Following a full refurbishment by the owners of the property the hotel will reopen as the Copthorne Hotel Reading on completion.

In New Zealand we have commenced managing four new properties as at 1st April 2005. The Copthorne Hotel Grand Central, New Plymouth, the Copthorne Hotel & Resorts, Hokianga, the Kingsgate Hotel, Wanganui and the Kingsgate Hotel Beachcomber, Nelson.

Current trading

April trading, particularly in London, was positively impacted by Easter falling within March this year. Group RevPAR for the four weeks to 28 April was up 15.2% and for the 17 weeks to 28 April was up 7.9%.

Kwek Leng Beng
Chairman
5 May 2005

Consolidated interim income statement for the three months ended 31 March 2005 (unaudited)

	Note	3 months ended 31 March 2005 £m Unaudited	3 months ended 31 March 2004 £m Unaudited	Year ended 31 December 2004 £m Unaudited
Revenue		129.5	127.0	551.0
Cost of sales		(60.5)	(59.9)	(246.2)
Gross profit		69.0	67.1	304.8
Administrative expenses		(55.6)	(54.1)	(219.6)
Operating profit before other operating income and expenses		13.4	13.0	85.2
Other operating income	2(a)	12.8	0.5	55.0
Other operating expenses	2(b)	-	-	(15.2)
Group operating profit		26.2	13.5	125.0
Share of profit of joint ventures and associates				
- operating profit		1.7	1.3	7.8
- interest		(0.2)	(0.9)	(3.2)
- taxation		(0.2)	(0.2)	(0.8)
		1.3	0.2	3.8
Finance expenses		(7.8)	(9.7)	(41.5)
Finance income		0.6	0.5	5.8
Profit before tax		20.3	4.5	93.1
Income tax expense	4	(8.0)	(1.5)	(31.4)
Profit for the period		12.3	3.0	61.7
Attributable to:				
Equity holders of the parent		9.8	0.4	50.9
Minority interest		2.5	2.6	10.8
Profit for the period		12.3	3.0	61.7
Basic earnings per share (pence)	5	3.4	0.1	17.9
Diluted earnings per share (pence)	5	3.4	0.1	17.8

Consolidated interim statement of recognised income and expense for the three months ended 31 March 2005

	Note	3 months ended 31 March 2005 £m Unaudited	3 months ended 31 March 2004 £m Unaudited	Year ended 31 December 2004 £m Unaudited
Foreign exchange translation differences		21.0	(20.9)	(46.3)
Cash flow hedges: effective portion of changes in fair value		1.6	-	-
Actuarial gains and losses arising in respect of defined benefit pension schemes		(0.8)	(0.8)	(3.3)
Revaluation of property, plant and equipment				
- Group		-	-	11.5
- Joint ventures		-	-	17.5
Taxation charge arising:				
- On revaluation of hotel assets		-	-	(1.1)
- On defined benefit pension schemes		0.2	0.2	1.0
Income and expense recognised directly in equity		22.0	(21.5)	(20.7)
Profit for the period		12.3	3.0	61.7
Total recognised income and expense for the period	6	34.3	(18.5)	41.0
Attributable to:				
Equity holders of the parent		29.0	(17.0)	29.5
Minority interest		5.3	(1.5)	11.5
Total recognised income and expense for the period		34.3	(18.5)	41.0

Consolidated interim balance sheet
as at 31 March 2005 (unaudited)

	Note	31 March 2005 £m Unaudited	31 March 2004 £m Unaudited	31 December 2004 £m Unaudited
Assets				
Property, plant and equipment		1,848.0	1,883.4	1,821.9
Lease premium prepayment		90.7	92.8	90.5
Investment properties		44.6	89.0	43.7
Investments in joint ventures and associates		42.9	43.4	40.7
Loans due from joint ventures and associates		22.9	31.7	22.3
Other financial assets		1.3	2.6	2.8
Total non-current assets		2,050.4	2,142.9	2,021.9
Assets held for sale	*3*	10.1	-	14.5
Inventories		3.9	3.7	3.9
Development properties		37.2	17.4	32.3
Trade and other receivables		63.0	60.3	49.8
Cash and cash equivalents		86.8	39.3	90.7
Other Financial assets		4.2	7.1	4.1
Total current assets		205.2	127.8	195.3
Total assets		2,255.6	2,270.7	2,217.2
Liabilities				
Interest-bearing loans, bonds and borrowings		247.9	650.3	248.0
Employee benefits		14.0	10.5	13.3
Other non-current liabilities		8.9	9.6	9.1
Deferred tax liabilities		222.5	202.4	216.5
Total non-current liabilities		493.3	872.8	486.9
Interest-bearing loans, bonds and borrowings		320.1	64.6	325.7
Trade and other payables		97.8	86.1	99.0
Income taxes payable		28.2	15.2	22.6
Other financial liabilities – hedging derivatives		3.2	-	-
Total current liabilities		449.3	165.9	447.3
Total liabilities		942.6	1.038.7	934.2
Net assets		1,313.0	1,232.0	1,283.0
Equity				
Issued capital		86.0	85.0	85.9
Share premium		847.0	846.7	846.1
Revaluation reserves		242.0	243.7	242.0
Retained earnings		10.3	(59.1)	(13.4)
Total equity attributable to equity holders of the parent	6	1,185.3	1,116.3	1,160.6
Minority interest		127.7	115.7	122.4
Total equity	6	1,313.0	1,232.0	1,283.0

Consolidated statement of cash flows
for the three months ended 31 March 2005 (unaudited)

	3 months ended 31 March 2005 £m Unaudited	3 months ended 31 March 2004 £m Unaudited	Year ended 31 December 2004 £m Unaudited
Cash flows from operating activities			
Profit for the period	12.3	3.0	61.7
Adjustments for:			
Depreciation and amortisation	9.0	9.2	37.1
Property, plant and equipment written off	-	-	0.2
Share of profit of joint ventures and associates	(1.3)	(0.2)	(3.8)
Impairment losses for property, plant and equipment	-	-	15.2
Profit on sale of property, plant and equipment	-	(0.5)	(3.2)
Gain on sale of joint venture	-	-	(51.8)
Employee stock options	0.1	0.1	0.4
Investment income	(0.6)	(0.5)	(5.8)
Interest expense	7.8	9.7	41.5
Income tax expense	8.0	1.5	31.4
Operating profit before changes in working capital and provisions	35.3	22.3	122.9
Increase in stocks, trade and other receivables	(13.0)	(9.6)	(6.9)
(Increase)/decrease in development properties	(5.0)	0.8	2.4
Increase/(decrease) in trade and other payables	1.2	(8.1)	4.0
Increase in provisions and employee benefits	0.1	0.1	0.4
Cash generated from the operations	18.6	5.5	122.8
Net interest paid	(6.2)	(8.8)	(35.5)
Income taxes (paid)/refunded	(1.1)	1.3	(10.5)
Net cash from operating activities	11.3	(2.0)	76.8
Cash flows from investing activities			
Proceeds from sale of property, plant and equipment	4.7	1.4	45.1
Change in financial assets	(0.1)	(2.7)	0.3
Disposal of joint venture	-	-	90.8
Repayment from loans to associates	-	0.8	-
Acquisition of property, plant and equipment	(5.9)	(3.0)	(25.4)
Net cash from investing activities	(1.3)	(3.5)	110.8

Consolidated statement of cash flows (continued)
for the three months ended 31 March 2005 (unaudited)

	Note	3 months ended 31 March 2005 £m Unaudited	3 months ended 31 March 2004 £m Unaudited	Year ended 31 December 2004 £m Unaudited
Cash flows from financing activities				
Proceeds from the issue of share capital		1.0	1.0	1.4
Purchase of shares from minority interests		-	-	(5.9)
Repayment of borrowings		(34.9)	(35.6)	(396.9)
Drawdown of borrowings		19.0	38.9	273.1
Payment of finance lease liabilities		(0.9)	(0.8)	(1.6)
Payment of finance costs		(0.1)	(0.1)	(0.6)
Dividends paid to minorities		-	-	(1.6)
Equity dividends paid		-	-	(3.0)
Net cash from financing activities		(15.9)	3.4	(135.1)
Net (decrease)/increase in cash and cash equivalents		(5.9)	(2.1)	52.5
Cash and cash equivalents at beginning of period		90.7	40.5	40.5
Effect of exchange rate fluctuations on cash held		2.0	0.9	(2.3)
Cash and cash equivalents at period end		86.8	39.3	90.7

Segmental information
for the three months ending 31 March 2005 (unaudited)

	New York 2005 £m	Regional US 2005 £m	London 2005 £m	Rest of Europe 2005 £m	Asia 2005 £m	Austra-lasia 2005 £m	Group 2005 £m
TURNOVER							
Hotel	16.4	22.0	18.0	22.5	33.8	13.8	126.5
Non-hotel	-	0.5	-	-	0.4	2.1	3.0
Total	16.4	22.5	18.0	22.5	34.2	15.9	129.5
HOTEL GROSS OPERATING PROFIT	2.8	2.2	8.4	6.1	11.6	6.4	37.5
Hotel fixed charges	(2.1)	(4.2)	(3.3)	(4.4)	(5.2)	(2.5)	(21.7)
HOTEL OPERATING PROFIT	0.7	(2.0)	5.1	1.7	6.4	3.9	15.8
NON-HOTEL OPERATING PROFIT	-	-	-	-	0.2	1.1	1.3
Central Costs	-	-	-	-	-	-	(3.7)
OPERATING PROFIT BEFORE OTHER OPERATING INCOME AND EXPENSES	-	-	-	-	-	-	13.4
Other operating income	12.8	-	-	-	-	-	12.8
Other operating expense	-	-	-	-	-	-	-
Share of operating profits of joint ventures	-	-	-	-	1.3	-	1.3
OPERATING PROFIT BEFORE FINANCING COSTS	-	-	-	-	-	-	27.5
Net financing costs	-	-	-	-	-	-	(7.2)
PROFIT BEFORE TAX	-	-	-	-	-	-	20.3

Segmental information
for the three months ending 31 March 2004 (unaudited)

Reported Currency	New York 2004 £m	Regional US 2004 £m	London 2004 £m	Rest of Europe 2004 £m	Asia 2004 £m	Austra-lasia 2004 £m	Group 2004 £m
TURNOVER							
Hotel	15.7	21.1	17.2	22.1	32.5	13.3	121.9
Non-hotel	-	0.6	-	-	0.4	4.1	5.1
Total	15.7	21.7	17.2	22.1	32.9	17.4	127.0
HOTEL GROSS OPERATING PROFIT	2.3	2.3	8.3	6.1	11.4	6.4	36.8
Hotel fixed charges	(3.0)	(4.4)	(3.1)	(4.4)	(5.1)	(2.4)	(22.4)
HOTEL OPERATING PROFIT	(0.7)	(2.1)	5.2	1.7	6.3	4.0	14.4
NON-HOTEL OPERATING PROFIT	-	0.1	-	-	0.2	1.6	1.9
Central costs	-	-	-	-	-	-	(3.3)
OPERATING PROFIT BEFORE OTHER OPERATING INCOME AND EXPENSES	-	-	-	-	-	-	13.0
Other operating income	-	-	-	-	0.5	-	0.5
Other operating expense	-	-	-	-	-	-	-
Share of operating profits of joint ventures	(1.2)	-	-	-	1.4	-	0.2
OPERATING PROFIT BEFORE FINANCING COSTS	-	-	-	-	-	-	13.7
Net financing costs	-	-	-	-	-	-	(9.2)
PROFIT BEFORE TAX	-	-	-	-	-	-	4.5

Key operating statistics
for the quarter ending 31 March 2005 (unaudited)

	3 months ended 31 March 2005 Reported currency	3 months ended 31 March 2004 Constant currency	3 months ended 31 March 2004 Reported currency	Year ended 31 December 2004 Reported currency
Occupancy (%)				
New York	**77.6**	78.4	78.4	84.0
Regional US	**58.7**	53.1	53.1	61.2
USA	**63.0**	59.5	59.5	66.9
London	**82.5**	74.7	74.7	83.5
Rest of Europe	**68.9**	69.0	69.0	72.8
Europe	**74.9**	71.5	71.5	77.6
Asia	**69.7**	70.7	70.7	73.2
Australasia	**82.6**	83.3	83.3	71.5
Group	**70.2**	68.7	68.7	71.8
Average room rate (£)				
New York	**102.86**	90.47	94.41	108.77
Regional US	**44.30**	47.62	49.69	52.91
USA	**60.77**	61.74	64.43	70.43
London	**75.79**	77.07	77.07	79.79
Rest of Europe	**69.33**	68.19	67.66	66.67
Europe	**72.48**	72.30	72.01	72.93
Asia	**49.15**	46.02	45.10	46.76
Australasia	**43.38**	41.40	40.33	38.77
Group	**58.23**	56.97	57.29	60.59
RevPAR (£)				
New York	**79.82**	70.93	74.02	91.37
Regional US	**26.00**	25.29	26.39	32.38
USA	**38.29**	36.74	38.34	47.12
London	**62.53**	57.57	57.57	66.62
Rest of Europe	**47.77**	47.05	46.69	48.54
Europe	**54.29**	51.69	51.49	56.59
Asia	**34.26**	32.54	31.89	34.23
Australasia	**35.83**	34.49	33.59	27.72
Group	**40.88**	39.14	39.36	43.50
Gross operating profit %				
New York	**17.1**	14.6	14.6	28.9
Regional US	**10.0**	10.9	10.9	21.0
USA	**13.0**	12.5	12.5	24.4
London	**46.7**	48.3	48.3	51.2
Rest of Europe	**27.1**	27.6	27.6	30.0
Europe	**35.8**	36.6	36.6	39.5
Asia	**34.3**	35.1	35.1	35.4
Australasia	**46.4**	48.1	48.1	41.6
Group	**29.6**	30.4	30.2	33.6

Notes to the consolidated interim financial statements

1 **Basis of preparation**

Millennium & Copthorne Hotels plc (the "Company") is a company domiciled in the United Kingdom. The consolidated quarterly financial statements of the Company for the quarter ended 31 March 2005 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates and jointly controlled entities.

The consolidated quarterly financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs). These are the Group's first IFRS consolidated quarterly financial statements for part of the period covered by the first IFRS annual financial statements and IFRS 1 *First-time adoption of International Financial Reporting Standards* has been applied. The consolidated quarterly financial statements do not include all of the information required for full annual financial statements and none of the financial information included within the consolidated financial statements has been subject to audit.

An explanation of how the transition to IFRSs has affected the reported financial position, financial performance and cash flows of the Group is provided in Appendix A. This note includes reconciliations of equity and profit or loss for comparative periods reported under UK GAAP to those reported for those periods under IFRSs.

2. **Other operating income/other operating expenses**

		3 months ended 31 March 2005 £m Unaudited	3 months ended 31 March 2004 £m Restated Unaudited	Year ended 31 December 2004 £m Restated Unaudited
(a)	Other operating income			
	(i) Business interruption insurance proceeds	12.8	-	-
	(ii) Profit on disposal of fixed assets	-	0.5	3.2
	(iii) Profit on disposal of joint venture	-	-	51.8
		12.8	0.5	55.0
(b)	Other operating expenses			
	Impairment of US hotel properties	-	-	(15.2)

3. **Assets held for sale**

At 31 December 2004, the following assets are presented as held for sale:

- Commercial property assets held in Sydney, comprising part of the former Millennium Sydney hotel property and the adjoining retail and conference centre: this asset is expected to be sold during 2005
- Kingsgate Hotel Greenlane, Auckland: this asset was sold in January 2005

No impairment loss was required to be recognised in the prior or current period in respect of these properties. The total carrying amount of the assets held for sale as at 31 March 2005 is £10.1m.

4. **Income taxes**

Income tax expense for the quarterly periods presented is the expected tax payable on the taxable income for the period, calculated as the estimated average annual effective income tax rate applied to the pre-tax income of the interim period

The current tax expense for the three months ended 31 March 2005 and 2004 was calculated based on the estimated average annual effective income tax rate (excluding the estimated tax expense relating to the Millenium Hilton business interruption insurance proceeds). The estimate annual effective income tax rate calculated on this basis is 29.0% (three months ended 31 March 2004: 33.3%).

The average annual effective income tax rate has been applied to profits excluding the Millenium Hilton business interruption insurance proceeds. The tax charge relating to the insurance proceeds income has been calculated separately and has been

recognised in full in the quarter ended 31 March 2005. The current and deferred taxation arising in respect of these insurance proceeds is estimated at £6.0m.

5. **Earnings per share**

(a) Three months ended 31 March

The basic earnings per share of 3.4p (2004: earnings per share of 0.1p) are based on a profit of £9.8m (2004: profit of £0.4m) and a weighted average number of shares in issue of 286.4 million (2004: 282.9 million) being the average number of shares in issue in the period. The fully diluted earnings per share of 3.4p (2004: earnings per share of 0.1p) are based on a weighted average number of shares in issue of 287.5 million (2004: 283.5 million) being the average number of shares in issue in the period adjusted for the exercise of dilutive share options.

(b) Year ended 31 December 2004

The basic earnings per share of 17.9p are based on a profit of £50.9m and a weighted average number of shares in issue of 284.5 million being the average number of shares in issue in the period. The fully diluted earnings per share of 17.8p are based on a weighted average number of shares in issue of 285.2 million being the average number of shares in issue in the period adjusted for the exercise of dilutive share options.

6. Reconciliation of equity (unaudited)

	Share capital £m	Share premium £m	Reval reserve £m	Translation reserve £m	Hedging reserve £m	Retained earnings £m	Total £m	Minority interest £m	Total equity £m
Balance at 1 January 2004	84.8	845.8	247.3	-	-	(45.6)	1,132.3	117.2	1,249.5
Total recognised income and expense	-	-	17.6	(39.4)	-	51.3	29.5	11.5	41.0
Dividends to shareholders	-	-	-	-	-	(11.7)	(11.7)	-	(11.7)
Dividends paid - minority interests	-	-	-	-	-	-	-	(1.6)	(1.6)
Issue of shares in lieu of dividends	0.9	(0.9)	-	-	-	8.7	8.7	-	8.7
Share options exercised	0.2	1.2	-	-	-	-	1.4	-	1.4
Equity settled transactions	-	-	-	-	-	0.4	0.4	-	0.4
Purchase of minority interest	-	-	-	-	-	-	-	(4.7)	(4.7)
Transfer of realised profit									
- annual depreciation charge	-	-	(0.5)	-	-	0.5	-	-	-
- Profit on disposal of fixed assets	-	-	(22.4)	-	-	22.4	-	-	-
Balance at 31 December 2004	85.9	846.1	242.0	(39.4)	-	26.0	1,160.6	122.4	1,283.0
Balance at 1 January 2005	85.9	846.1	242.0	(39.4)	-	26.0	1,160.6	122.4	1,283.0
Adoption of IAS39 - 1 Jan 2005	-	-	-	-	(4.0)	(1.4)	(5.4)	-	(5.4)
Total recognised income & expense	-	-	-	18.2	1.6	9.2	29.0	5.3	34.3
Issue of share options	0.1	0.9	-	-	-	-	1.0	-	1.0
Equity settled transactions	-	-	-	-	-	0.1	0.1	-	0.1
Balance at 31 March 2005	86.0	847.0	242.0	(21.2)	(2.4)	33.9	1,185.3	127.7	1,313.0

Appendix A: Explanation of the transition to IFRS

(a) Explanation of transition to IFRSs

These are the Group's first consolidated quarterly financial statements for part of the period covered by the first IFRS annual consolidated financial statements prepared in accordance with IFRSs.

The accounting policies in Appendix B have been applied in preparing the consolidated quarterly financial statements for the three months ended 31 March 2005, the comparative information for the three months ended 31 March 2004, the financial statements for the year ended 31 December 2004 and the preparation of an opening IFRS balance sheet at 1 January 2004 (the Group's date of transition).

The Group has applied the transition adoption rules of IAS 32: Financial Instruments (Disclosure and presentation) and IAS 39: Financial Instruments (Recognition and measurement). The Group has therefore applied these standards, and the related accounting policies 1(e) and 1(f), only with effect for the current period from 1 January 2005 and not within the comparative financial periods. A reconciliation showing the impact on the financial statements of the adoption of these standards from 1 January 2005 is set out within this Appendix.

In preparing its opening IFRS balance sheet, comparative information for the three months ended 31 March 2004 and financial statements for the year ended 31 December 2004, the Group has adjusted amounts reported previously in financial statements prepared in accordance with UK GAAP.

An explanation of how the transition from previous UK GAAP to IFRSs has affected the Group's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

(b) **Summary profit and loss impact (unaudited)**

IAS Restated	3 months ended 31 March 2005 £m Unaudited	3 months ended 31 March 2004 £m Unaudited	Year ended 31 December 2004 £m Unaudited
Total revenue – UK GAAP	128.9	126.6	547.1
IAS 18 Revenue			
Land bank revenue recognition – New Zealand	0.6	0.4	3.9
Restated total revenue – IFRS	129.5	127.0	551.0
Group operating profit – UK GAAP	26.3	14.4	125.7
Adjustment to hotel operating profit			
IAS 17 Leases			
Leasehold land amortisation – Europe	(0.2)	(0.2)	(0.6)
Leasehold land amortisation – US	-	-	(0.1)
Leasehold land amortisation – Asia	(0.1)	(0.1)	(0.5)
Adjustment to non-hotel operating profit			
IAS 18 Revenue			
Land bank profit – New Zealand	0.4	(0.4)	1.3
Adjustment to central costs			
IAS 19 Employee benefits			
Defined benefit pension charge	(0.1)	(0.1)	(0.4)
IFRS 2 Share based payments			
Share option fair value amortisation	(0.1)	(0.1)	(0.4)
Share of operating profits of joint ventures			
IAS 17 Leases			
Restated Group operating profit – IFRS	26.2	13.5	125.0
Profit before tax – UK GAAP	20.6	5.6	94.8
Effect of IFRS – within Group operating profit	(0.1)	(0.9)	(0.7)
Joint venture land	-	-	(0.2)
Reclassification of joint venture tax charge	(0.2)	(0.2)	(0.8)
Restated profit before tax – IFRS	20.3	4.5	93.1
Restated profit before tax excluding other operating income/expense	7.5	4.0	53.3

(c) Reconciliation of UK GAAP to IFRS

(i) Balance sheet at 1 January 2004 (unaudited)

	UK GAAP £m	Lease premium pre payment £m	Joint venture land £m	Assets held for sale £m	New Zealand land bank sales £m	Employee benefit £m	Deferred taxes £m	Dividend £m	IFRS £m
	Note	(d)i	(d)ii	(d)iii	(d)iv	(d)v	(d)vii	(d)viii	
Assets									
Property, plant and equipment	2,012.7	(93.5)	-	-	-	-	-	-	1,919.2
Lease premium prepayment	-	93.5	-	-	-	-	-	-	93.5
Investment properties	90.3	-	-	-	-	-	-	-	90.3
Investments in associates and joint ventures	58.6	-	-	-	-	-	(13.0)	-	45.6
Loans due from joint ventures	32.7	-	-	-	-	-	-	-	32.7
Other non-current assets	2.8	-	-	-	-	-	-	-	2.8
Total non-current assets	2,197.1	-	-	-	-	-	(13.0)	-	2,184.1
Assets held for sale	-	-	-	-	-	-	-	-	-
Inventories	4.0	-	-	-	-	-	-	-	4.0
Development properties	12.0	-	-	-	2.6	-	-	-	14.6
Trade and other receivables	59.6	-	-	-	(4.5)	-	-	-	55.1
Cash and cash equivalents	40.5	-	-	-	-	-	-	-	40.5
Financial assets	4.4	-	-	-		-	-	-	4.4
Total current assets	120.5	-	-	-	(1.9)	-	-	-	118.6
Total assets	2,317.6	-	-	-	(1.9)	-	(13.0)	-	2,302.7
Liabilities									
Interest-bearing loans, bonds and borrowings	659.3	-	-	-	-	-	-	-	659.3
Employee benefits	4.4	-	-	-	-	5.7	-	-	10.1
Other non-current liabilities	10.1	-	-	-	-	-	-	-	10.1
Deferred tax liabilities	52.2	-	-	-	-	-	149.9	-	202.1
Total non-current liabilities	726.0	-	-	-	-	5.7	149.9	-	881.6
Interest-bearing loans, bonds and borrowings	66.5	-	-	-	-	-	-	-	66.5
Trade and other payables	97.5	-	-	-	(0.2)	-	-	(5.8)	91.5
Income taxes payable	14.2	-	-	-	(0.6)	-	-	-	13.6
Total current liabilities	178.2	-	-	-	(0.8)	-	-	(5.8)	171.6
Total liabilities	904.2	-	-	-	(0.8)	5.7	149.9	(5.8)	1,053.2
Net Assets	1,413.4	-	-	-	(1.1)	(5.7)	(162.9)	5.8	1,249.5
Equity									
Issued capital	84.8	-	-	-	-	-	-	-	84.8
Share premium	845.8	-	-	-	-	-	-	-	845.8
Revaluation reserve	296.4	7.5	0.7	-	-	-	(57.3)	-	247.3
Retained earnings	59.5	(7.5)	(0.7)	-	(0.5)	(5.6)	(96.6)	5.8	(45.6)
Total equity attributable to equity holders of the parent	1,286.5	-	-	-	(0.5)	(5.6)	(153.9)	5.8	1,132.3
Minority interest	126.9	-	-	-	(0.6)	(0.1)	(9.0)	-	117.2
Total equity	1,413.4	-	-	-	(1.1)	(5.7)	(162.9)	5.8	1,249.5

(ii) Balance sheet at 31 March 2004 (unaudited)

	UK GAAP £m	Lease premium pre payment £m	Joint venture land £m	Assets held for sale £m	New Zealand land bank sales £m	Employee benefits £m	Deferred taxes £m	Dividend £m	IFRS £m
	Note	(d)i	(d)ii	(d)iii	(d)iv	(d)v	(d)vii	(d)viii	
Assets									
Property, plant and equipment	1,976.2	(92.8)	-	-	-	-	-	-	1,883.4
Lease premium prepayment	-	92.8	-	-	-	-	-	-	92.8
Investment properties	89.0	-	-	-	-	-	-	-	89.0
Investments in associates and joint ventures	56.4	-	-	-	-	-	(13.0)	-	43.4
Loans due from joint ventures	31.7	-	-	-	-	-	-	-	31.7
Other non-current assets	2.6	-	-	-	-	-	-	-	2.6
Total non-current assets	2,155.9	-	-	-	-	-	(13.0)	-	2,142.9
Assets held for sale	-	-	-	-	-	-	-	-	-
Inventories	3.7	-	-	-	-	-	-	-	3.7
Development properties	15.6	-	-	-	1.8	-	-	-	17.4
Trade and other receivables	64.5	-	-	-	(4.2)	-	-	-	60.3
Cash and cash equivalents	39.3	-	-	-	-	-	-	-	39.3
Financial assets	7.1	-	-	-	-	-	-	-	7.1
Total current assets	130.2	-	-	-	(2.4)	-	-	-	127.8
Total assets	2,286.1	-	-	-	(2.4)	-	(13.0)	-	2,270.7
Liabilities									
Interest-bearing loans, bonds and borrowings	650.3	-	-	-	-	-	-	-	650.3
Employee benefits	3.9	-	-	-	-	6.6	-	-	10.5
Other non-current liabilities	9.6	-	-	-	-	-	-	-	9.6
Deferred tax liabilities	51.8	-	-	-	-	-	150.6	-	202.4
Total non-current liabilities	715.6	-	-	-	-	6.6	150.6	-	872.8
Interest-bearing loans, bonds and borrowings	64.6	-	-	-	-	-	-	-	64.6
Trade and other payables	92.2	-	-	-	(0.3)	-	-	(5.8)	86.1
Income taxes payable	15.9	-	-	-	(0.7)	-	-	-	15.2
Total current liabilities	172.7	-	-	-	(1.0)	-	-	(5.8)	165.9
Total liabilities	888.3	-	-	-	(1.0)	6.6	150.6	(5.8)	1,038.7
Net Assets	1,397.8	-	-	-	(1.4)	(6.6)	(163.6)	5.8	1,232.0
Equity									
Issued capital	85.0	-	-	-	-	-	-	-	85.0
Share premium	846.7	-	-	-	-	-	-	-	846.7
Revaluation reserve	292.5	7.8	0.7	-	-	-	(57.3)	-	243.7
Retained earnings	48.2	(7.8)	(0.7)	-	(0.6)	(6.5)	(97.5)	5.8	(59.1)
Total equity attributable to equity holders of the parent	1,272.4	-	-	-	(0.6)	(6.5)	(154.8)	5.8	1,116.3
Minority interest	125.4	-	-	-	(0.8)	(0.1)	(8.8)	-	115.7
Total equity	1,397.8	-	-	-	(1.4)	(6.6)	(163.6)	5.8	1,232.0

(iii) Balance sheet at 31 December 2004 (unaudited)

	UK GAAP £m	Lease premium pre payment £m	Joint venture land £m	Assets held for sale £m	New Zealand land bank sales £m	Employee benefits £m	Deferred taxes £m	Dividend £m	IFRS £m
	Note	(d)i	(d)ii	(d)iii	(d)iv	(d)v	(d)vii	(d)viii	
Assets									
Property, plant and equipment	1,926.9	(90.5)	-	(14.5)	-	-	-	-	1,821.9
Lease premium prepayment	-	90.5	-	-	-	-	-	-	90.5
Investment properties	43.7	-	-	-	-	-	-	-	43.7
Investments in associates and joint ventures	40.7	-	-	-	-	-	-	-	40.7
Loans due from joint ventures	22.3	-	-	-	-	-	-	-	22.3
Other non-current assets	2.8	-	-	-	-	-			2.8
Total non-current assets	2,036.4	-	-	(14.5)	-	-	-	-	2,021.9
Assets held for sale	-	-	-	14.5	-	-	-	-	14.5
Inventories	3.9	-	-	-	-	-	-	-	3.9
Development properties	32.1	-	-	-	0.2	-	-	-	32.3
Trade and other receivables	50.4	-	-	-	(0.6)	-	-	-	49.8
Cash and cash equivalents	90.7	-	-	-	-	-	-	-	90.7
Financial assets	4.1	-	-	-	-	-	-	-	4.1
Total current assets	181.2	-	-	14.5	(0.4)	-	-	-	195.3
Total assets	2,217.6	-	-	-	(0.4)	-	-	-	2,217.2
Liabilities									
Interest-bearing loans, bonds and borrowings	248.0	-	-	-	-	-	-	-	248.0
Employee benefits	3.9	-	-	-	-	9.4	-	-	13.3
Other non-current liabilities	9.1	-	-	-	-	-	-	-	9.1
Deferred tax liabilities	51.9	-	-	-	-	-	164.6	-	216.5
Total non-current liabilities	312.9	-	-	-	-	9.4	164.6	-	486.9
Interest-bearing loans, bonds and borrowings	325.7	-	-	-	-	-	-	-	325.7
Trade and other payables	128.8	-	-	-	-	-	-	(29.8)	99.0
Income taxes payable	22.7	-	-	-	(0.1)	-	-	-	22.6
Total current liabilities	477.2	-	-	-	(0.1)	-	-	(29.8)	447.3
Total liabilities	790.1	-	-	-	(0.1)	9.4	164.6	(29.8)	934.2
Net Assets	1,427.5	-	-	-	(0.3)	(9.4)	(164.6)	29.8	1,283.0
Equity									
Issued capital	85.9	-	-	-	-	-	-	-	85.9
Share premium	846.1	-	-	-	-	-	-	-	846.1
Revaluation reserve	287.9	8.6	0.9	-	-	-	(55.4)	-	242.0
Retained earnings	77.5	(8.6)	(0.9)	-	(0.1)	(9.2)	(101.9)	29.8	(13.4)
Total equity attributable to equity holders of the parent	1,297.4	-	-	-	(0.1)	(9.2)	(157.3)	29.8	1,160.6
Minority interest	130.1	-	-	-	(0.2)	(0.2)	(7.3)	-	122.4
Total equity	1,427.5	-	-	-	(0.3)	(9.4)	(164.6)	29.8	1,283.0

(iv) Reconciliation of profit for the year ended 31 December 2004 (unaudited)

	UK GAAP £m	Lease premium pre payment £m (d)i & (d)ii	New Zealand land bank sales £m (d)iv	Employee benefits £m (d)v	Share based payments £m (d)vi	Deferred taxes £m (d)vii	Joint venture reclass £m	IFRS £m
Revenue	547.1	-	3.9	-	-	-	-	551.0
Cost of sales	(243.8)	-	(2.4)	-	-	-	-	(246.2)
Gross profit	303.3	-	1.5	-	-	-	-	304.8
Administrative expenses	(217.4)	(1.2)	(0.2)	(0.4)	(0.4)	-	-	(219.6)
Operating profit before other operating income and expenses	85.9	(1.2)	1.3	(0.4)	(0.4)	-	-	85.2
Other operating income	55.0	-	-	-	-	-	-	55.0
Other operating expenses	(15.2)	-	-	-	-	-	-	(15.2)
Operating profit	125.7	(1.2)	1.3	(0.4)	(0.4)	-	-	125.0
Share of profit of joint ventures and associates								
- operating profit	8.0	(0.2)	-	-	-	-	-	7.8
- interest	-	-	-	-	-	-	(3.2)	(3.2)
- taxation	-	-	-	-	-	-	(0.8)	(0.8)
	8.0	(0.2)	-	-	-	-	(4.0)	3.8
Finance expenses	(44.7)	-	-	-	-	-	3.2	(41.5)
Finance income	5.8	-	-	-	-	-	-	5.8
Profit before tax	94.8	(1.4)	1.3	(0.4)	(0.4)	-	(0.8)	93.1
Income tax expense	(16.4)	-	(0.5)			(15.3)	0.8	(31.4)
Profit for the period	78.4	(1.4)	0.8	(0.4)	(0.4)	(15.3)	-	61.7
Attributable to:								
Equity holders of the parent	69.6	(1.3)	0.4	(0.4)	(0.4)	(17.0)	-	50.9
Minority interest	8.8	(0.1)	0.4			1.7	-	10.8
Profit for the period	78.4	(1.4)	0.8	(0.4)	(0.4)	(15.3)	-	61.7
Basic earnings per share (pence)	24.5	-	-	-	-	-	-	17.9
Diluted earnings per share (pence)	24.4	-	-	-	-	-	-	17.8

(v) Reconciliation of profit for the year ended 31 March 2004 (unaudited)

	UK GAAP £m	Lease premium pre payment £m (d)i & (d)ii	New Zealand land bank sales £m (d)iv	Employee benefits £m (d)v	Share based payments £m (d)vi	Deferred taxes £m (d)vii	Joint venture reclass £m	IFRS £m
Revenue	126.6	-	0.4	-	-	-	-	127.0
Cost of sales	(59.1)	-	(0.8)	-	-	-	-	(59.9)
Gross profit	67.5	-	(0.4)	-	-	-	-	67.1
Administrative expenses	(53.6)	(0.3)	-	(0.1)	(0.1)	-	-	(54.1)
Operating profit before other operating income and expenses	13.9	(0.3)	(0.4)	(0.1)	(0.1)	-	-	13.0
Other operating income	0.5	-	-	-	-	-	-	0.5
Other operating expenses	-	-	-	-	-	-	-	-
Operating profit	14.4	(0.3)	(0.4)	(0.1)	(0.1)	-	-	13.5
Share of profit of joint ventures and associates								
- operating profit	1.3	-	-	-	-	-	-	1.3
- interest	-	-	-	-	-	-	(0.9)	(0.9)
- taxation	-	-	-	-	-	-	(0.2)	(0.2)
	1.3	-	-	-	-	-	(1.1)	0.2
Finance expenses	(10.6)	-	-	-	-	-	0.9	(9.7)
Finance income	0.5	-	-	-	-	-	-	0.5
Profit before tax	5.6	(0.3)	(0.4)	(0.1)	(0.1)	-	(0.2)	4.5
Income tax expense	(0.9)	-	0.1	-	-	(0.9)	0.2	(1.5)
Profit for the period	4.7	(0.3)	(0.3)	(0.1)	(0.1)	(0.9)	-	3.0
Attributable to:								
Equity holders of the parent	1.9	(0.3)	(0.1)	(0.1)	(0.1)	(0.9)	-	0.4
Minority interest	2.8	-	(0.2)	-	-	-	-	2.6
Profit for the period	4.7	(0.3)	(0.3)	(0.1)	(0.1)	(0.9)	-	3.0
Basic earnings per share (pence)	0.7	-	-	-	-	-	-	0.1
Diluted earnings per share (pence)	0.7	-	-	-	-	-	-	0.1

(d) Explanation of adjustments between UK GAAP and IFRS

(i) Lease premium prepayment

The Group has adopted the requirements of IAS 17: Leases. IAS 17 requires a lease of land and buildings to be considered separately between its land and building constituent parts. Land is only able to be treated as a tangible fixed asset, held under finance lease, where it is considered likely that the Group will obtain title to the land during or at the end of the lease term.

The Group holds a number of hotels under long leases where land title is not anticipated to pass to the Group under the terms of the lease. In respect of these leases, under UK GAAP, payment made on entering into or acquiring leasehold land and buildings was previously all included within tangible fixed assets and the cost less residual value was depreciated over the shorter of its lease length and useful economic life.

Under IFRS, the upfront payment made in respect of the operating leased land is required to be accounted for as a prepayment and amortised in full over the lease term in accordance with the pattern of benefits provided.

This change in accounting policy has been adopted retrospectively, by way of prior year adjustment, to the date of lease acquisition by the Group. Retained reserves at 1 January 2004 have been debited by £7.5m (Group) and £0.7m (joint venture) accumulated amortisation which would have been charged to that date, in excess of depreciation previously charged under UK GAAP. This prior year adjustment has not impacted total equity as an equal credit has been recorded to the revaluation reserve at 31 December 2003, to reflect how the Group's total interest in the hotel property is carried at valuation and in aggregate, should be maintained at the level of the most recent external valuation recorded.

This change in accounting policy has increased the annual amortisation charge in respect of leasehold land by £1.1m. The charge for the three months to 31 March 2004 has been increased by £0.3m.

Long leasehold buildings lease premium continue to be accounted for as tangible fixed assets where the Group holds the asset for substantially all of its useful economic life.

(ii) Investment property

The Group has adopted IAS 40: Investment Property. IAS 40 is consistent with the Group's previous accounting policy of revaluing investment properties annually. The principal change under IFRS is that valuation surpluses and deficits arising are required to be recorded in the income statement (other operating income) under IAS 40. Under UK GAAP, such surpluses and deficits were recorded directly within reserves.

However, this change of accounting policy has not impacted the 2004 income statement as no investment property valuation movements were recorded in that year.

(iii) Assets held for sale

The Group applied IFRS 5 retrospectively from 1 January 2004 in respect of assets held for sale, details of which are set out in note 3.

(iv) Real estate and land development sales

On adoption of IAS 18, the Group changed the timing of revenue recognition in respect of its non-hotel land development sales. Revenue in respect of these sales is now recognised on transfer of legal title, which better reflects the transfer of the risks and rewards of ownership. Under UK GAAP, revenue was recognised on agreement of an unconditional contract.

Operating profit for the year ended 31 December 2004 and the three months ended 31 March 2004 was increased and reduced by £1.3m and £(0.4)m respectively.

Total equity at 1 January 2004, 31 March 2004 and 31 December 2004 has been reduced by £1.1m, £1.4m and £0.3m respectively.

(v) **Employee benefits**

IAS 19: employee benefits, requires full recognition of defined benefit pension obligations in the financial statements.

Under UK GAAP, the Group only recognised annual contributions in the income statement estimated as the cost of providing the pensionable benefits accrued in the period. Variations from these costs were charged or credited to the profit and loss account over the average remaining service lives of employees.

Adoption of IAS 19 has reduced equity at 1 January 2004, 31 March 2004 and 31 December 2004 by £5.7m, £6.6m and £9.4m respectively (excluding recognition of deferred tax).

Movements in the defined benefit obligation are primarily recognised in the Statement of total Recognised Income and Expense. Actuarial gains and losses of £3.3m and £0.8m were charged to the Statement of Total Recognised Income and Expense in the year ended 31 December 2004 and three months ended 31 March 2004 respectively. The pension charge to the income statement was increased in the year ended 31 December 2004 by £0.4m and in the three months ended 31 March 2004 by £0.1m.

(vi) **Share based payments**

The Group applied IFRS 2 to its active employee share-based payment arrangements at 1 January 2005 except for equity-settled employee share-based payment arrangements granted before 7 November 2002. The Group has granted employee equity-settled share-based payments in 2004 and 2005.

The Group accounted for these share-based payment arrangements at intrinsic value under UK GAAP. This has been adjusted to fair value to be consistent with the Group policies.

The effect of accounting for equity-settled share-based payment transactions at fair value is to increase administrative expenses by £0.1m for the three months ended 31 March 2004 and by £0.4m for the year ended 31 December 2004. The adoption of IFRS 2 is equity-neutral for equity-settled transactions. The expense recognised for the consumption of employee services received as consideration for share options granted will be deductible for tax purposes when the share options are exercised.

(vii) **Deferred taxes**

	1 January 2004 £m Unaudited	31 March 2004 £m Unaudited	31 December 2004 £m Unaudited
Group deferred tax liability - UK GAAP	52.2	51.8	51.9
Property assets*	176.1	176.1	170.6
Employee benefits	(2.4)	(1.7)	(3.3)
Other	2.7	2.7	(0.1)
Tax losses carry forward	(26.5)	(26.5)	(2.6)
Increase in deferred tax liability	149.9	150.6	164.6
Deferred tax liability – IFRS	202.1	202.4	216.5

**Property assets comprise Property, Plant and Equipment, investment properties, assets held for sale and leasehold land prepayments*

The deferred tax liability has been increased at each period end as shown in the table.

The increase in liability in respect of property assets is a result of the requirement under IFRS to provide for deferred tax for fair value adjustments and revaluation surpluses. Deferred tax is matched to how the asset value will be recovered, either through use in the business or through sale. Under UK GAAP, such provision was not required. This adjustment is significant, principally due to the Group having adopted a policy of carrying its hotel property assets at open market value.

The provision for employee benefits and defined benefit pension liabilities, as set out above, gives rise to a matching recognition of a deferred tax asset.

The overall increase in deferred tax liabilities resulting from property assets has allowed the Group to increase its matching recognition of tax losses, which were not recorded in the balance sheet under UK GAAP. Such losses are recognised as deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

The effect on the income statement for the three months ended 31 March 2004 and for the year ended 31 December 2004, respectively, was to increase the previously reported tax charge for the period, respectively, by £0.9m and £15.3m.

The increase in the tax charge for the year ended 31 December 2004 principally relates to the disposal of the Group's joint venture interest in the Plaza Hotel. The deferred tax charge in respect of this transaction has increased by £13.0m. This is principally due to the utilisation of tax losses which were carried as assets on the IFRS balance sheet at 1 January 2004, and therefore formed part of the deferred tax charge. These losses were largely unrecognised under UK GAAP and therefore their use did not incur a deferred tax charge. The reported current tax charge in respect of the transaction remains unchanged.

(viii) **Dividends**

Under IFRS dividends are recorded as liabilities in the period in which they are approved. Under UK GAAP dividends were previously recorded when proposed.

(e) **Reconciliation of financial instruments as if IAS 39 was applied at 1 January 2005 (unaudited)**

	UK GAAP £m Unaudited	Effect of Transition to IFRSs £m Unaudited	IFRSs £m Unaudited
Fair value derivatives	-	(5.4)	(5.4)
Hedging reserve	-	(5.4)	(5.4)

Under UK GAAP, the Group did not recognise derivatives. In accordance with IFRSs derivatives should be recognised at fair value. The effect is to increase *Fair value derivatives* and *Hedging reserve* by £5.4m at 1 January 2005.

(f) **Total effect on equity**

A summary of the effect on total equity of the adjustments set out in (a) to (e) is set out below

	1 January 2004 £m Unaudited	31 March 2004 £m Unaudited	31 December 2004 £m Unaudited
Dividends	5.8	5.8	29.8
Real estate and land development sales	(1.1)	(1.4)	(0.3)
Employee benefits	(5.7)	(6.6)	(9.4)
Income taxes - JV	(13.0)	(13.0)	-
Income taxes - Group	(149.9)	(150.6)	(164.6)
Total	(163.9)	(165.8)	(144.5)

Appendix B: IFRS accounting policies

(a) Basis of preparation

The financial statements are presented in sterling, They are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: hotels and investment property and, from 1 January 2005, derivative financial instruments, financial instruments held for trading and financial instruments classified as available-for-sale.

Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell.

These consolidated quarterly financial statements have been prepared on the basis of IFRSs in issue that are effective or available for early adoption at the Group's first IFRS annual reporting date, 31 December 2005.

The preparation of the consolidated quarterly financial statements in accordance with International Financial Reporting Standards resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under UK GAAP. With the exception of accounting policies in respect of financial instruments, the accounting policies set out below have been applied consistently to all periods presented in these consolidated quarterly financial statements. They also have been applied in preparing an opening IFRS balance sheet at 1 January 2004 for the purposes of the transition to IFRSs, as required by IFRS 1. The impact of the transition from previous GAAP to IFRSs is explained in Appendix A.

The Group has applied the transitional adoption rules of IAS 32: Financial Instruments (Disclosure and presentation) and IAS 39: Financial Instruments (Recognition and measurement). The Group has therefore applied these standards, and the related accounting policies (d) and (e), only with effect for the current period from 1 January 2005 and not within the comparative financial periods. A reconciliation showing the impact on the financial statements of the adoption of these standards from 1 January 2005 is set out in Appendix A.

The accounting policies have been applied consistently throughout the Group for purposes of these consolidated quarterly financial statements.

(b) Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated interim financial statements from the date that control commences until the date that control ceases.

(ii) Associates and joint ventures

Associates are those entities for which the Group has significant influence, but not control, over the financial and operating policies.

Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement.

The consolidated quarterly financial statements include the Group's share of the total recognised gains and losses of associates and joint ventures on an equity accounted basis, from the date that significant influence or control respectively commences until the date that it ceases. When the Group's share of losses exceeds its interest in an associate or joint venture, the Group's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an associate.

(iii) Transactions eliminated on consolidation

Intragroup balances, and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated quarterly financial statements. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(c) Foreign currency

(i) Foreign currency transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to sterling at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in profit or loss. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to sterling at foreign exchange rates ruling at the dates the fair value was determined.

(ii) Financial statements of foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, generally are translated to sterling at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations generally are translated to sterling at rates approximating the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity.

(iii) Net investment in foreign operations

Exchange differences arising from the translation of the net investment in foreign operations, and of related hedges are taken to translation reserve. They are recycled and recognised in profit or loss upon disposal of the operation.

(d) Derivative financial instruments *

The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognised initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged.

The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price.[5]

(e) Hedging*

(i) Cash flow hedges

When a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. When the forecasted transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or the forecast transaction for a non-financial asset or non-financial liability the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability. If a hedge of a forecasted transaction subsequently results in the recognition of a financial asset or a financial liability, then the associated gains and losses that were recognised directly in equity are reclassified into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss (i.e., when interest income or expense is recognised).

For cash flow hedges, other than those covered by the preceding two policy statements, the associated cumulative gain or loss is removed from equity and recognised in profit or loss in the same period or periods during which the hedged forecast transaction affects profit or loss. The ineffective part of any gain or loss is recognised immediately in profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction still is expected to occur, the cumulative gain or loss at that point remains in

equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, then the cumulative unrealised gain or loss recognised in equity is recognised immediately in profit or loss.

(ii) Hedge of monetary assets and liabilities

When a derivative financial instrument is used as an economic hedge of the foreign exchange exposure of a recognised monetary asset or liability, hedge accounting is not applied and any gain or loss on the hedging instrument is recognised in profit or loss.

(iii) Hedge of net investment in foreign operation

The portion of the gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity. The ineffective portion is recognised immediately in profit or loss.

*** accounting policies (d) and (e) have been adopted with effect from 1 January 2005, as set out in note 1 (b)**

(f) Property, plant and equipment

(i) Owned assets

Land and buildings are stated at cost or subsequent valuation less accumulated depreciation (see below) and impairment losses. Hotel properties are subject to revaluation, on a triennial cycle, on an open market value basis.

Assets are depreciated to their residual values on a straight-line basis over the estimated useful lives as follows:

Building core	50 years or lease term if shorter
Building surfaces and finishes	30 years or lease term if shorter
Plant and machinery	15 - 20 years
Furniture and equipment	10 years
Soft furnishings	5 - 7 years
Computer equipment	5 years
Motor vehicles	4 years

Freehold land is not depreciated

No residual values are ascribed to building surfaces and finishes. Residual values ascribed to building core depend on the nature, location and tenure of each property. Residual values are reassessed annually.

When parts of an item of property, plant and equipment have different useful lives, those components are accounted for as separate items of property, plant and equipment.

Capital expenditure on major projects is recorded separately within fixed assets as capital work in progress. Once the project is complete the balance is transferred to the appropriate fixed asset categories. Capital work in progress is not depreciated.

Subsequent expenditure relating to property, plant and equipment that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the Group. All other subsequent expenditure is recognised as an expense in the period in which it is incurred

Gains or losses arising from the retirement or disposal of property, plant and equipment are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the profit and loss account on the date of retirement or disposal.

Operating supplies are treated as a base stock and renewals and replacements of such stocks are written off to the profit and loss as incurred.

(ii) Leased assets

Leases in terms of which the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases and recorded at their fair value at the inception of the lease. The equivalent liability, categorised as appropriate, is included within creditors. Assets are depreciated over the shorter of the lease term and their useful economic lives.

Under finance leases, finance charges are allocated to accounting periods over the period of the lease to produce constant rates of return on the outstanding balance.

Rentals under operating leases are recognised in the income statement on a straight line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense.

A payment made on entering into or acquiring leasehold land or buildings that are accounted for as an operating lease represents prepaid lease payments. These are amortised over the lease term in accordance with the pattern of benefits provided.

(g) Investments in debt and equity securities

Financial instruments held for trading are classified as current assets and are stated at fair value, with any resultant gain or loss recognised in profit or loss. The Group has not designated any other financial instrument assets or liabilities as measured at fair value through profit or loss.

(h) Investment property

Investment properties are properties which are held either to earn rental income or for capital appreciation or for both. Investment properties are stated at fair value.

An external, independent valuation company, having an appropriate recognised professional qualification and recent experience in the location and category of property being valued, values the portfolio annually. The fair values are based on market values, being the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion.

Any gain or loss arising from a change in fair value is recognised in profit or loss (other operating income).

(i) Development properties

Development properties are stated at the lower of cost plus, where appropriate, a portion of attributable profit, and estimated net realisable value, net of progress billings. The cost of development properties includes interest and other related expenditure which are capitalised as and when activities that are necessary to get the assets ready for their intended use are in progress.

Borrowing costs that are directly attributable to the acquisition or construction are capitalised as part of cost of development property, commencing from the time these costs are being incurred until the completion of development.

(j) Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(k) Trade and other receivables / trade and other payables

Trade and other receivables and trade and other payables are stated at their cost less impairment losses.

(l) Cash and cash equivalents

Cash and cash equivalents comprises cash balances and call deposits with an original maturity of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(m) Impairment

The carrying amounts of the Group's assets, other than investment property, inventories, employee benefit assets and deferred tax assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in profit or loss unless the asset is recorded at a revalued amount in which case it is treated as a revaluation decrease.

(i) Calculation of recoverable amount

The recoverable amount of assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(ii) Reversals of impairment

Impairment losses are reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(n) Dividends

Dividends are recognised as a liability in the period in which they are approved for payment.

(o) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in profit or loss over the period of the borrowings on an effective interest basis.

(p) Employee benefits

(i) Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised as an expense in profit or loss as incurred.

(ii) Defined benefit plans

The Group's net obligation in respect of defined benefit post-employment plans, including pension plans, is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date on AA credit rated bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in profit or loss.

All actuarial gains and losses at 1 January 2004, the date of transition to IFRSs, were recognised. The Group recognises actuarial gains and losses that arise subsequent to 1 January 2004 within the Consolidated Statement of Total Recognised Gains and Losses.

(iii) Long-term service benefits

The Group's net obligation in respect of long-term service benefits, other than post-employment plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date on AA credit rated bonds that have maturity dates approximating to the terms of the Group's obligations.

(iv) Share-based payment transactions

The share option programme allows Group employees to acquire shares of the Company. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using a Stochastic model, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is only due to share prices not achieving the threshold for vesting.

(q) Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, when appropriate, the risks specific to the liability.

A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

(r) Revenue

Turnover represents amounts derived from:

- The ownership, management and operation of hotels: recognised on an accruals basis to match the provision of the related goods and services;
- Income from property rental: recognised on an accruals basis, straight line over the lease period. Lease incentives granted are recognised as an integral part of the total rental income
- Income from land and property sales: recognised on the transfer of the related significant risk and records of ownership
- Income from property development projects: recognised using the percentage of completion measured by reference to the percentage of costs incurred to date to the estimated total costs for each contract. Profits are recognised only in respect of finalised sale agreements and to the extent that such profits relate to the progress of the construction work.

(s) Finance expenses and income

Finance expenses comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested, dividend income, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognised in profit or loss.

Finance income is recognised in profit or loss as it accrues, using the effective interest method. Dividend income is recognised in profit or loss on the date the entity's right to receive payments is established which in the case of quoted securities is the ex-dividend date. The interest expense component of finance lease payments is recognised in profit or loss using the effective interest rate method.

Interest attributable to funds used to finance the construction or acquisition of new hotels or major extensions to existing hotels is capitalised gross of tax relief and added to the cost of the hotel core buildings.

(t) Income tax

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Deferred tax assets and deferred tax liabilities are offset only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities; the Group intends to settle net; and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority.

(u) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Segment information is presented in the consolidated interim financial statements in respect of the Group's geographic and business segments. Geographic segments are the primary basis of segment reporting. Segment reporting format reflects the Group's management and internal reporting structure.

Inter-segment pricing is determined on an arm's length basis. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Geographic segments

The Group is comprised of the following main geographic segments:

- New York
- Regional US
- London
- Rest of Europe
- Asia
- Australasia

Business segments

The Group is comprised of the following main business segments:

- Hotel operations, comprising income from the ownership and management of hotels
- Property operations, comprising the development and sale of land and development properties and investment property rental income

(v) Non-current assets held for sale and discontinued operations

Non-current assets are classified as held for sale when their disposal is considered highly probable. Immediately before classification as held for sale, the measurement of the assets (and all assets and liabilities in a disposal group) is brought up to date in accordance with applicable IFRSs. Then, on initial classification as held for sale, non-current assets and disposal groups are recognised at the lower of carrying amount and fair value less costs to sell.

Impairment losses on initial classification as held for sale are included in profit or loss, even for assets measured at fair value, as are gains and losses on subsequent remeasurement.

A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. A disposal group that is to be abandoned also may qualify.

(w) **Related parties**

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	12-May-2005 17:30:52
Announcement No.	00062

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Proposed Sale of Property Unit at City Square Residences
Description	Please refer to the attached file on the above.
Attachments:	120505.pdf Total size = **17K** (2048K size limit recommended)

CITY DEVELOPMENTS LIMITED
(Co. Reg. No. 196300316Z)

PROPOSED SALE OF PROPERTY UNIT AT CITY SQUARE RESIDENCES

The Directors of City Developments Limited ("CDL" or the "Company") wish to announce that the Board has approved the proposed sale of one unit (the "Unit") in the residential development known as City Square Residences to the following persons who are interested persons of CDL pursuant to Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited (the "Purchasers"):

Name of Purchasers	Unit No.	Sale Price	% Discount given	Remarks
Mr Chow Chiok Hock @ Chiow Chiok Hock and spouse, Mdm Ong Bee Hua	#10-18 City Square Residences	$651,020.00 (nett of discount)	14%, being the aggregate of (a) the 12% discount offered to members of the public who purchase units in City Square Residences at the time of the grant of the Option to Purchase ("Public Discount"); and (b) the 2% preferential discount offered to Directors of the Company under the Company's Preferential Discount Scheme for the purchase of units in the Company's developments.	Mr Chow is a Director of CDL

The Audit Committee of CDL has reviewed the terms and conditions of the proposed sale of the Unit and has approved the proposed sale. The Audit Committee is of the view that the terms of the proposed sale of the Unit are fair and reasonable and are not prejudicial to the interest of CDL and its minority shareholders.

Mr Chow Chiok Hock, being a Director of CDL, had abstained from the Board's review and approval of the proposed sale of the Unit.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

12 May 2005

Unaudited First Quarter * Financial Statement And Dividend Announcement

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Shufen Loh @ Catherine Shufen Loh
Designation *	Company Secretary
Date & Time of Broadcast	13-May-2005 18:08:02
Announcement No.	00103

>> Announcement Details

The details of the announcement start here ...

For the Financial Period Ended *	31-03-2005

Attachments:



Q1_2005.pdf
Total size = **341K**
(2048K size limit recommended)

CITY DEVELOPMENTS LIMITED

(REG. NO. 196300316Z)

UNAUDITED FIRST QUARTER FINANCIAL STATEMENT FOR THE PERIOD ENDED 31 MARCH 2005

PART I – INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1,Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) **An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	The Group Three months ended 31 March		Increase/ (Decrease)
	2005	2004 (restated)	
	S$'000	S$'000	%
Revenue	518,011	594,347	(12.8)
Cost of sales	(255,838)	(319,816)	(20.0)
Gross profit	262,173	274,531	(4.5)
Other operating income [2]	48,848	9,625	407.5
Administrative expenses [3]	(105,646)	(101,029)	4.6
Other operating expenses [4]	(93,559)	(91,470)	2.3
Profit from operations [1]	111,816	91,657	22.0
Financial expenses [5]	(36,943)	(42,594)	(13.3)
Profit before share of results of associated companies and jointly controlled entities	74,873	49,063	52.6
Share of profit/(loss) of associated companies	3	(19)	NM
Share of profit of jointly controlled entities [6]	24,680	3,495	606.2
Profit from ordinary activities before taxation	99,556	52,539	89.5
Income tax expense [7]	(38,564)	3,792	NM
Profit for the period	60,992	56,331	8.3
Attributable to :			
Equity holders of the Company	**40,754**	**39,936**	2.0
Minority interests [8]	20,238	16,395	23.4
Profit for the period	60,992	56,331	8.3
Earnings per share			
- basic	4.65 cents	4.83 cents	
- fully diluted	4.32 cents	4.83 cents	

NM : Not meaningful

Note :
The comparative figures have been restated/reclassified to take into account the retrospective adjustments arising from the adoption of FRS 21 (revised 2004) - *The Effects of Changes in Foreign Exchange Rates* and FRS 102 - *Share-based Payment* or to conform with current period's presentation.

CITY DEVELOPMENTS LIMITED
(REG. NO. 196300316Z)

Notes to The Group's Income Statement :

(1) Profit from operations includes the following :

	The Group Three months ended 31 March	
	2005	2004 (restated)
	S$'000	S$'000
Interest income	6,477	4,494
Profit on sale of investments, property, plant and equipment (net)	187	2,931
Depreciation and amortisation	(42,524)	(43,014)

(2) Other operating income comprising mainly profit on disposal of property, plant and equipment, and miscellaneous income increased by $39.2 million to $48.8 million (2004: $9.6 million) mainly due to business interruption insurance proceeds of £12.8 million (approximately S$39.8 million) received in respect of the Millenium Hilton New York, a hotel held by its subsidiary, Millennium & Copthorne Hotels plc.

(3) Administrative expenses comprise mainly depreciation, hotel administrative expenses, and salaries and related expenses.

(4) Other operating expenses comprise mainly property taxes and insurance on hotels, hotel other operating expenses and net exchange loss.

(5) Financial expenses comprise interest on borrowings, valuation losses on investments and amortisation of transaction cost on borrowings and debt securities. This decreased by $5.7 million to $36.9 million (2004: $42.6 million) mainly due to lower interest costs resulting from the reduction in the Group's borrowings.

(6) Share of profit of jointly controlled entities increased significantly by $21.2 million to $24.7 million (2004: $3.5 million). Profit for 2005 includes profit from the sale of MyeongDong Central Building in Seoul, held by Myungdong Development Co. Ltd, in which the Group has a 50% interest.

CITY DEVELOPMENTS LIMITED
(REG. NO. 196300316Z)

Notes to the Group's Income Statement: (cont'd)

(7) Income tax expense for the period is derived at by applying the varying statutory tax rates on the taxable profit/(losses) and taxable temporary differences of the different countries in which the Group operates.

The tax charge of $38.6 million for 2005 (2004: tax credit of $3.8 million) relates to the following :

	The Group Three months ended 31 March	
	2005	**2004**
	$m	**$m**
Profit for the period	19.2	13.8
Business interruption insurance proceeds	18.7	-
Under/(over)provision in respect of prior years	0.7	(17.6)
	38.6	(3.8)

The effective tax rate for the Group is 39 % (2004 : NM). Excluding the underprovision in respect of prior years, business interruption insurance proceeds and its related tax, the effective tax rate for the Group would be 32% (2004: 26% after adjusting for overprovision in respect of prior years).

(8) Minority interests increased by $3.8 million to $20.2 million (2004: $16.4 million) mainly on account of improved contributions from the hotel subsidiary, Millennium & Copthorne Hotels plc, in which the Group has a 52% interest.

CITY DEVELOPMENTS LIMITED

(REG. NO. 196300316Z)

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

	Note	<------ The Group ------->		<-- The Company ---->	
		As at 31.3.2005	As at 31.12.2004 (restated)	As at 31.3.2005	As at 31.12.2004 (restated)
		S$'000	S$'000	S$'000	S$'000
Non-current assets					
Property, plant and equipment		8,821,503	8,891,410	578,852	580,938
Investments in subsidiaries		-	-	2,201,389	2,201,407
Investments in associated companies		1,304	1,241	-	-
Investments in jointly controlled entities		253,002	235,631	67,880	67,880
Financial assets		57,673	31,301	36,654	15,546
Intangible assets		294	295	-	-
Other non-current assets		82,650	81,839	56,902	57,535
		9,216,426	**9,241,717**	**2,941,677**	**2,923,306**
Current assets					
Assets held for sale	(1)	28,256	-	-	-
Development properties		1,996,840	1,944,358	1,638,802	1,599,119
Consumable stocks		13,399	13,508	1,016	1,061
Financial assets		46,921	35,642	-	-
Trade and other receivables		755,050	700,959	952,971	969,549
Cash and cash equivalents		806,237	827,834	388,051	385,282
		3,646,703	**3,522,301**	**2,980,840**	**2,955,011**
Current liabilities					
Bank overdrafts		(1,976)	(2,171)	-	-
Trade and other payables		(686,578)	(688,222)	(943,293)	(983,698)
Bank loans		(17,800)	(18,306)	(17,800)	(18,306)
Current portion of long-term liabilities (net)	(2)	(1,184,192)	(815,656)	(78,859)	(48,876)
Bonds and notes - repayable within 12 months (net)	(2)	(766,403)	(583,311)	(109,992)	(169,979)
Employee benefits		(15,765)	(14,566)	(1,176)	(1,153)
Provision for taxation		(122,709)	(115,173)	(36,194)	(35,065)
Provisions		(507)	(497)	-	-
		(2,795,930)	**(2,237,902)**	**(1,187,314)**	**(1,257,077)**
Net current assets		**850,773**	**1,284,399**	**1,793,526**	**1,697,934**
		10,067,199	**10,526,116**	**4,735,203**	**4,621,240**
Non-current liabilities					
Interest-bearing loans and other liabilities (net)	(2)	(2,050,472)	(2,625,631)	(1,020,173)	(943,553)
Employee benefits		(16,358)	(17,291)	-	-
Provisions		(9,533)	(9,830)	-	-
Deferred tax liabilities		(703,172)	(670,222)	(15,653)	(10,906)
		(2,779,535)	**(3,322,974)**	**(1,035,826)**	**(954,459)**
Net assets		**7,287,664**	**7,203,142**	**3,699,377**	**3,666,781**
Equity					
Share capital		455,225	452,541	455,225	452,541
Reserves		4,561,441	4,498,163	3,244,152	3,214,240
Total equity attributable to equity holders of the Company		5,016,666	4,950,704	3,699,377	3,666,781
Minority interests		2,270,998	2,252,438	-	-
Total equity		**7,287,664**	**7,203,142**	**3,699,377**	**3,666,781**

Notes :

(1) This relates to commercial property assets held in Sydney which are expected to be sold during 2005 and are classified as Assets held for sale in accordance with *FRS 105 - Non-Current Assets Held for Sale and Discontinued Operations.*

(2) These figures have been derived after deducting the unamortised balance of related deferred financial charges.

(3) Certain comparative figures have been restated/reclassified to adjust for the effect of adoption of FRS 21 (revised 2004) and FRS 102 or to conform with current period's presentation.

1(b)(ii) Aggregate amount of group's borrowings and debt securities.

The Group's net borrowings refer to aggregate borrowings from banks, financial institutions and finance lease creditors, after deducting cash and cash equivalents. It excludes advances from minority shareholders of certain subsidiaries, deferred real estate taxes payable, retention sums payable, other payables and deposits received . Unamortised balance of deferred financial charges have not been deducted.

		As at 31/3/2005 S$'000	As at 31/12/2004 S$'000
Unsecured			
-repayable within one year		532,528	564,306
-repayable after one year		1,346,115	1,267,339
	(a)	1,878,643	1,831,645
Secured			
-repayable within one year		1,437,742	855,296
-repayable after one year		681,678	1,334,272
	(b)	2,119,420	2,189,568
Gross borrowings	(a)+(b)	3,998,063	4,021,213
Less : cash and cash equivalents		(806,237)	(827,834)
Net borrowings		3,191,826	3,193,379

Details of any collateral

The borrowings by subsidiaries are generally secured by:

- mortgages on their land and buildings and/or hotel properties and/or
- assignment of all rights and benefits to sale, lease and/or insurance proceeds

The borrowings by the Company are unsecured.

CITY DEVELOPMENTS LIMITED

(REG. NO. 196300316Z)

1(c) **A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Three months ended 31 March	
	2005	2004 (restated)
Operating Activities	S$'000	S$'000
Profit from ordinary activities before taxation	99,556	52,539
Adjustments for:		
Depreciation and amortisation	42,524	43,014
Property, plant and equipment written off	20	3
Profit on sale of property, plant and equipment	(187)	(2,591)
Share of profit of associated companies and jointly controlled entities (net)	(24,683)	(3,476)
Interest income	(6,477)	(4,494)
Interest expense	35,370	40,948
Dividend income	(402)	(697)
Valuation/hedging differences	(2,511)	-
Allowance for diminution in value of investments written back	-	(121)
Share-based expenses	376	309
Allowance for foreseeable losses on development properties written back	(1,074)	-
Allowance for doubtful debts made (net)	72	685
Operating profit before working capital changes	142,584	126,119
Changes in working capital		
Development properties	(23,575)	107,730
Stocks, trade and other receivables	(27,928)	(261,884)
Related corporations	(31,066)	(26,732)
Trade and other payables	(27,486)	1,979
Employee benefits	297	1,815
Cash generated from/(used in) operations	32,826	(50,973)
Income tax (paid)/refunded	(5,700)	3,448
Cash flows from operating activities carried forward	**27,126**	**(47,525)**

CITY DEVELOPMENTS LIMITED
(REG. NO. 196300316Z)

	Three months ended 31 March	
	2005	2004 (restated)
	S$'000	S$'000
Cash flows from operating activities brought forward	**27,126**	**(47,525)**
Investing Activities		
Purchase of property, plant and equipment	(14,788)	(9,135)
Proceeds from sale of property, plant and equipment	15,740	9,946
Disposal of investments in jointly controlled entities	-	297
Purchase of financial assets	(1,815)	(16,752)
Interest received (including amounts capitalised as property, plant and equipment and development properties)	6,490	4,519
Dividends received		
- investments	402	697
- jointly controlled entities	-	4,938
Cash flows from investing activities	6,029	(5,490)
Financing Activities		
Proceeds from issue of shares	13,418	-
Capital contribution from minority shareholders	2,920	2,993
Proceeds from term loans (net of expenses)	66,350	91,029
Repayment of term loans	(129,635)	(21,185)
Repayment to finance lease creditors	(2,713)	(2,396)
Proceeds from issuance of bonds and notes (net [illegible]ses)	109,877	67,914
Repayment of bonds and notes	(71,249)	(50,000)
Repayment of other long-term liabilities	(1,032)	(1,413)
Repayment of bank loans	-	(24,297)
Interest paid (including amounts capitalised as property, plant and equipment and development properties)	(38,546)	(44,514)
Cash flows from financing activities	(50,610)	18,131
Net decrease in cash and cash equivalents carried forward	**(17,455)**	**(34,884)**

CITY DEVELOPMENTS LIMITED
(REG. NO. 196300316Z)

	Three months ended 31 March	
	2005	2004 (restated)
	S$'000	S$'000
Net decrease in cash and cash equivalents brought forward	(17,455)	(34,884)
Exchange differences arising on translation of foreign subsidiaries' cash and cash equivalents	(3,947)	(516)
Cash and cash equivalents at the beginning of the period *(net of bank overdraft)*	825,663	566,889
Cash and cash equivalents at the end of the period (net of bank overdraft)	**804,261**	**531,489**

CITY DEVELOPMENTS LIMITED

(REG. NO. 196300316Z)

1(d)(i) **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

The Group	<——Attributable to equity holders of the Company——>									
	Share Capital S$m	Share Prem. S$m	Cap. Res. S$m	Other Res.* S$m	Asset Rev. Res. S$m	Exch. Fluct. Res. S$m	Accum. Profits S$m	Total S$m	Minority Interest S$m	Total Equity S$m
At 1 January 2005, as previously reported	452.5	1,458.7	148.2	-	515.3	176.4	2,199.6	4,950.7	2,252.4	7,203.1
Effects of adopting										
- FRS 21 (revised 2004)	-	-	-	-	-	0.7	(0.7)	-	-	-
- FRS 102	-	-	-	0.6	-	-	(0.6)	-	-	-
At 1 January 2005, restated	452.5	1,458.7	148.2	0.6	515.3	177.1	2,198.3	4,950.7	2,252.4	7,203.1
Effect of adopting FRS 39	-	-	-	8.8	-	-	1.7	10.5	(4.1)	6.4
	452.5	1,458.7	148.2	9.4	515.3	177.1	2,200.0	4,961.2	2,248.3	7,209.5
Exchange differences arising on consolidation of foreign subsidiaries	-	-	-	-	16.2	(22.6)	-	(6.4)	(3.0)	(9.4)
Issue of ordinary shares	2.7	10.7	-	-	-	-	-	13.4	-	13.4
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	-	0.5	-	0.5	-	0.5
Realised revaluation reserve transferred to accumulated profits	-	-	-	-	(0.3)	-	0.3	-	-	-
Capital contribution from minority interests	-	-	-	-	-	-	-	-	2.9	2.9
Cost of share-based payment	-	-	-	0.2	-	-	-	0.2	0.2	0.4
Valuation and hedging differences taken to equity (net of tax)	-	-	-	7.0	-	-	-	7.0	2.4	9.4
Profit for the period	-	-	-	-	-	-	40.8	40.8	20.2	61.0
At 31 March 2005	455.2	1,469.4	148.2	16.6	531.2	155.0	2,241.1	5,016.7	2,271.0	7,287.7
At 1 January 2004, as previously reported	413.6	1,055.4	148.2	-	461.4	165.5	2,358.9	4,603.0	2,069.0	6,672.0
Effects of adopting										
- FRS 21 (revised 2004)	-	-	-	-	-	2.9	(2.9)	-	-	-
- FRS 102	-	-	-	0.3	-	-	(0.3)	-	-	-
At 1 January 2004, restated	413.6	1,055.4	148.2	0.3	461.4	168.4	2,355.7	4,603.0	2,069.0	6,672.0
Exchange differences arising on consolidation of foreign subsidiaries	-	-	-	-	(0.2)	(3.6)	-	(3.8)	(9.2)	(13.0)
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	-	(0.3)	-	(0.3)	-	(0.3)
Capital contribution from minority interests	-	-	-	-	-	-	-	-	3.0	3.0
Cost of share-based payment	-	-	-	0.1	-	-	-	0.1	0.1	0.2
Profit for the period, restated	-	-	-	-	-	-	39.9	39.9	16.4	56.3
At 31 March 2004, restated	413.6	1,055.4	148.2	0.4	461.2	164.5	2,395.6	4,638.9	2,079.3	6,718.2

*Other reserves comprise mainly Fair Value Reserve arising from available-for-sale investments and Hedging Reserve.

CITY DEVELOPMENTS LIMITED

(REG. NO. 196300316Z)

The Company	Share Capital S$m	Share Premium S$m	Capital Res. S$m	Asset Rev. Res. S$m	Exch. Fluct. Res. S$m	Fair Val. Res. S$m	Accum. Profits S$m	Total S$m
At 1 January 2005, as previously reported	452.5	1,445.6	63.7	0.9	(0.1)	-	1,704.2	3,666.8
Effect of adopting FRS 21 (revised 2004)	-	-	-	-	0.1	-	(0.1)	-
At 1 January 2005, restated	452.5	1,445.6	63.7	0.9	-	-	1,704.1	3,666.8
Effect of adopting FRS 39	-	-	-	-	-	13.2	(1.0)	12.2
	452.5	1,445.6	63.7	0.9	-	13.2	1,703.1	3,679.0
Issue of ordinary shares	2.7	10.7	-	-	-	-	-	13.4
Valuation gains taken to equity (net of tax)	-	-	-	-	-	3.7	-	3.7
Profit for the period	-	-	-	-	-	-	3.2	3.2
At 31 March 2005	455.2	1,456.3	63.7	0.9	-	16.9	1,706.3	3,699.3
At 1 January 2004, as previously reported	413.6	1,042.3	63.7	0.9	(0.8)	-	2,052.4	3,572.1
Effect of adopting FRS21 (revised 2004)	-	-	-	-	0.8	-	(0.8)	-
At 1 January 2004, restated	413.6	1,042.3	63.7	0.9	-	-	2,051.6	3,572.1
Profit for the period, restated	-	-	-	-	-	-	19.7	19.7
At 31 March 2004, restated	413.6	1,042.3	63.7	0.9	-	-	2,071.3	3,591.8

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

Ordinary share capital

Arising from the exercise of subscription rights by bonus warrant holders during the three-month period ended 31 March 2005, the Company issued 5,367,105 new ordinary shares of $0.50 each, thus bringing the total issued and paid up ordinary share capital as at 31 March 2005 to $438,680,806.50 comprising 877,361,613 ordinary shares of $0.50 each. As at 31 March 2005, the number of ordinary shares that may be issued on conversion of all the outstanding bonus warrants is 32,542,594 ordinary shares (31 March 2004: Nil).

Preference share capital

There was no additional preference shares issued during the three-month period. The total issued and paid up preference share capital as at 31 March 2005 was $16,543,712.85 comprising 330,874,257 non-redeemable convertible non-cumulative preference shares of $0.05 each.

As at 31 March 2005, the maximum number of ordinary shares that may be issued upon full conversion at the sole option of the Company of all the preference shares is 44,998,898 ordinary shares (31 March 2004: Nil).

2. Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.

The figures have neither been audited nor reviewed by our auditors.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.**

The accounting policies and methods of computation adopted are consistent with those applied in the audited financial statements for the year ended 31 December 2004 except for the following which arose from the adoption of new/revised Financial Reporting Standards ("FRS") issued by the Council on Corporate Disclosure and Governance and are operative for financial period beginning on or after 1 January 2005:

(a) FRS 21 (revised 2004) - *The Effects of Changes in Foreign Exchange Rates*

The revised FRS requires exchange differences on loans from the Company to its subsidiaries which forms part of the Company's net investment in the subsidiaries to be included in the Company's income statement. Previously, the exchange differences were included in the Company's Exchange Fluctuation Reserves. On consolidation , exchange differences on such inter-company loans which are denominated in either the functional currency of the parent or the subsidiary continues to be taken to Exchange Fluctuation Reserves whilst exchange differences arising from similar loans which are not denominated in either the functional currency of parent or the subsidiary will now remain in the consolidated income statement. The application is retrospective and accordingly the comparative financial statements for 2004 are restated.

(b) FRS 39 - *Financial Instruments: Recognition and Measurement*

This FRS sets out the new requirements for the recognition, derecognition and measurement of the Group's and the Company's financial instruments and hedge accounting. In accordance with the transitional provisions of this FRS, the comparative financial statements for 2004 are not restated.

(c) FRS 102 - *Share-based Payment*

This FRS requires an entity to recognise share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the entity. The application on the Share Option Scheme of a subsidiary is retrospective and accordingly the comparative financial statements for 2004 are restated.

(d) FRS 105 - *Non-current Assets Held for Sale and Discontinued Operations*

This FRS requires an entity to state its non-current assets as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. In accordance with the transitional provisions of this FRS, the comparative financial statements for 2004 are not restated.

The financial effects of the adoption of the various FRS on the accumulated profits, exchange fluctuation and other reserves are set out in item 1(d)(i) and may be subject to adjustments when they are audited at the end of the year.

The Group and the Company have also adopted revisions in other FRS that have become operative from 1 January 2005. However, they do not have any significant impact on the financial statements.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.**

Except for those required by the adoption of new/revised FRS stated in item 4 above, there was no change in the accounting policies and methods of computation.

6. **Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

	Three months ended 31 March	
	2005	**2004 (restated)**
Basic Earnings per share (cents)	4.65	4.83
Fully Diluted Earnings per share (cents)	4.32	4.83
Earnings per share is calculated based on :		
a)Profit attributable to equity holders of the Company (S$'000)	40,754	39,936
b)weighted average number of ordinary shares in issue :		
- basic	875,603,889	827,185,643
- fully diluted (*)	942,294,696	827,185,643

**For computation of fully diluted earnings per share, the weighted average number of ordinary shares has been adjusted for the dilutive effect of potential ordinary shares arising from the exercise of all outstanding bonus warrants and conversion of all preference shares.*

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the:-**
(a) current financial period reported on; and
(b) immediately preceding financial year.

	The Group		The Company	
	31/3/2005 S$	**31/12/2004 S$**	**31/3/2005 S$**	**31/12/2004 S$**
Net Asset Value per ordinary share based on issued share capital of 877,361,613 ordinary shares as at 31 March 2005 (871,994,508 ordinary shares as at 31 December 2004).	5.72	5.68	4.22	4.21

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**

   (a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and
   (b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

For the first quarter of the year, the Group registered a hefty increase of 89.5% or $47.0 million in its pre-tax profit to $99.5 million (restated 2004: $52.5 million). After-tax profit for the period increased by 8.3% to $61.0 million (restated 2004: $56.3 million) of which $40.8 million was attributable to the Company (restated 2004: $39.9 million).

Included in these results are the proceeds from insurance claim for business interruption relating to Millenium Hilton, New York of £12.8 million (approximately S$39.8 million) and its related estimated tax charge of £6 million (approximately S$18.7 million) which have been recognized by our hotel subsidiary during the period under review.

Property

As expected the economy continued to grow, though at a slower pace of 2.4% compared to 6.5% last year. The GDP growth projection for the whole year is still a credible 3% to 5%.

The residential property market continued to improve with a price increase of 0.7%, the fourth consecutive quarter of upturn. Transaction volume also increased by about 3% compared to Q1 last year.

The Group continued to sell its existing ongoing projects and among them, The Sail @ Marina Bay attracted many local and foreign buyers. The first tower - Marina Bay Tower, comprising 681 units, which was launched in November last year was 97% sold in less than 5 months.

Profits continued to be realised from pre-sold projects such as Savannah CondoPark, The Pier at Robertson, and Esparis Executive Condominium, among others. Profits from The Sail @ Marina Bay and recently launched City Square Residences will be recognised from the second half of 2005 and 2006 respectively.

Parc Emily project, in which the Group has a 50% share, was launched in February. Phase 1 was well received with 80% sold in Q1.

The office market continued to recover with average rental increasing by 2.2% in Q1. Meanwhile office occupancy also increased by 1% to the national average of 85%.

Hotel

Millennium & Copthorne Hotels plc ("M&C"), in which the Group has a 52% interest, continued to experience increases in revenue and RevPAR in all regions. Even though it is still early in the Group's financial year, the Group's hotel performance for the first quarter of 2005 reflects steady progress.

9. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.**

The Group's performance for the period under review is in line with its expectations as disclosed in the announcement of results for year ended 31 December 2004.

10. **A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.**

Property

In early April, the Group launched Phase 1, comprising 200 units, of its freehold City Square Residences at Kitchener Road. Response was so overwhelming that more units were released in the subsequent weeks and to-date more than 560 units out of the 620 released have been snapped up. The City Square project comprises 910 units of residential apartments and an adjoining 721,000 square feet of exciting shops, restaurants, hypermarket and entertainment facilities at City Square Mall, which the Group is also developing.

The general market sentiments were buoyed by the Government's decision, which was announced in mid-April, to allow two Integrated Resorts (IRs) with casinos to be built in Singapore. Market watchers expect the IRs to bring in more benefits to the economy of Singapore, especially the hospitality sector.

The Group is currently evaluating the possible launch of the second tower - Central Park Tower at The Sail @ Marina Bay. We have considered various enbloc offers. However, these offers did not reach our target price. Since the IRs' announcement where it was revealed that one of the locations for the IRs will be at Marina Bay, we have received many enquiries from both local and foreign potential individual purchasers. Given the intense interest and demand, the Group may launch the second tower for sale.

The office market is expected to continue on its recovery path and analysts expect rental to improve by 10% to 20% this year. With limited new office space coming on-stream in the next 12 months or so, prospects look brighter, especially for Grade A offices.

The Group is evaluating the merits and feasibility of various REIT transactions involving our existing asset portfolio through the listing of new REIT vehicle(s) and other REIT related transactions. In connection with this exercise, the Group has entered into discussions with its professional advisers and real estate investors to see how best to maximize the value to shareholders based on a selection of ear-marked properties.

In February 2005, the Group had announced its participation in a private equity real estate fund, Real Estate Capital Asia Partners, L.P. (RECAP). RECAP has since acquired two properties, one in Thailand and the other in Korea.

Hotel

As part of its growth strategy, M&C signed 8 management contracts across 3 continents which include 2 landmark 5-star Millennium management contracts, one in Bangkok, Thailand, and the other a luxury hotel resort and residence at Sharm el Sheikh in Egypt

Group Prospects

With the new proposed developments such as the IRs and the Business Financial Centre, we believe the sentiments in real estate will continue to improve.

The Group is confident to remain profitable in the next 12 months.

11. Dividend

(a) *Current Financial Period Reported On*

Any dividend declared for the current financial period reported on?

Yes.

On 13 May 2005, the Board of Directors, pursuant to the recommendation of the Audit Committee, declared the payment of a non-cumulative preference dividend to holders of City Developments Limited Non-redeemable Convertible Non-cumulative Preference Shares of $0.05 each ("Preference Shares") in accordance with the terms of issue of the Preference Shares. The preference dividend for each Preference Share is calculated at the dividend rate of 3.9% (net) per annum of the issue price of $1.00 for each Preference Share on the basis of 181 days, being the actual number of days comprised in the dividend period from 31 December 2004 to 29 June 2005, divided by 365 days.

Name of Dividend	Preference Dividend
Dividend Type	Cash
Dividend Amount per Preference Share (in cents)	1.93 cents (net) per Preference share
Dividend rate (in %)	3.9% (net) per annum on the issue price of each Preference Share
Dividend period	From 31 December 2004 to 29 June 2005 (both dates inclusive)
Par value of Preference Shares	$0.05 per Preference Share
Issue price of Preference Shares	$1.00 per Preference share
Tax rate	20%

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

None.

(c) Date payable

The preference dividend will be paid on 30 June 2005.

(d) **Books Closure Date for Non-redeemable Convertible Non-cumulative Preference Shares of $0.05 each (the "Preference Shares")**

NOTICE IS HEREBY GIVEN that the Preference Share Transfer Books and Register of Preference Shareholders of the Company will be closed on 17 June 2005. Duly completed registrable transfers received by the Company's Registrar, M & C Services Private Limited of 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 p.m. on 16 June 2005 will be registered to determine Preference Shareholders' entitlement to the preference dividend (the "Preference Dividend") of 3.9% per annum (net) for the dividend period from 31 December 2004 to 29 June 2005 (both dates inclusive). In respect of Preference Shares in securities accounts with The Central Depository (Pte) Limited ("CDP"), the Preference Dividend will be paid by the Company to CDP who will distribute the Preference Dividend to the holders of the securities accounts.

12. If no dividend has been declared/recommended, a statement to that effect.

Not applicable.

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT (This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year.

By Business Segments

	<------------------The Group------------------>			
	Revenue		Profit before Tax	
	2005	2004	2005	2004 (restated)
	S$'000	S$'000	S$'000	S$'000
Property Development	66,445	154,877	15,459	32,593
Hotel Operations	403,172	383,812	60,050	7,977
Rental Properties	39,751	46,408	22,840	10,942
Others	8,643	9,250	1,207	1,027
	518,011	594,347	99,556	52,539

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.

Property Development

Revenue and pre-tax profit decreased by $88.5 million (or 57.1%) to $66.4 million (2004: $154.9 million) and by $17.1 million (or 52.6%) to $15.5 million (2004: $32.6 million) respectively. Projects that contributed to both revenue and profit include Savannah CondoPark, The Pier at Robertson, Monterey Park and The Esparis. In addition, the Group continued to recognise profit from Edelweiss Park which is a project developed by a jointly controlled entity of the Group.

The decrease in revenue and pre-tax profit is mainly on account of completion of Goldenhill Park, Changi Rise and Nuovo EC during 2004.

Hotel Operations

Revenue improved by $19.4 million (or 5.1%) to $403.2 million (2004: $383.8 million) and pre-tax profit soared to $60.1 million (2004: $8 million). The increase in both revenue and pre-tax profit resulted from the improvement in RevPAR across all regions and profit contribution of £12.8 million (approximately S$39.8 million) from the settlement of Millenium Hilton insurance dispute.

Rental Properties

Revenue decreased by $6.7 million to $39.8 million (2004: $46.4 million) mainly due to lower rental income following the disposal of the Birkenhead Shopping Centre and Marina in Q4 2004.

Pre-tax profit of $22.8 million (2004: $10.9 million) was achieved . The increase is mainly on account of the disposal of MyeongDong Central Building in Seoul, held by a jointly controlled entity in which the Group has a 50% interest. This has been partially offset by the absence of rental following the sale of Birkenhead Shopping Centre and Marina last year.

Others

Revenue comprises mainly income from hotel management, building maintenance contracts, project management, club operations and dividend income.

15. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.

Total Annual Net Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

	Full Year 2004 S$'000	Full Year 2003 S$'000
Ordinary	52,786	49,631
Special	-	330,874
Preference	7,248	-
Total	60,034	380,505

The first and final ordinary dividend for 2004 of 15% per ordinary share less 20% tax has been approved by the ordinary shareholders at the Annual General Meeting and the dividend amounts are based on the number of issued ordinary shares as at 5 May 2005.

16. Interested Person Transactions

In the quarter ended 31 March 2005, there is no interested person transactions conducted with Hong Leong Investment Holdings Pte. Ltd. group of companies under the shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual.

BY ORDER OF THE BOARD

Shufen Loh @ Catherine Shufen Loh
Company Secretary
13 May 2005